No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2021

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) hereby notifies you that it has submitted with the relevant Japanese authority an Extraordinary Report on June 28, 2021 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 97th Ordinary General Meeting of Shareholders held on June 23, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD. )

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 30, 2021

This document is a translation from the Japanese original Notice of Resolutions passed by the 97th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd. prepared for the convenience of shareholders outside Japan. In case of any discrepancy between the translated document and the Japanese original, the latter shall prevail.

June 28, 2021

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director,
President and Representative Executive Officer

Notice of Submission of Extraordinary Report Relating to Resolutions

Passed and Results of Voting at the 97th Ordinary General Meeting of Shareholders

Honda Motor Co., Ltd. (hereinafter referred to as “the Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report”) on June 28, 2021 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 97th Ordinary General Meeting of Shareholders of the Company held on June 23, 2021 (the “General Shareholders’ Meeting”).

Particulars

1. Reason for Submitting the Extraordinary Report

The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on matter resolved and the results of voting at the General Shareholders’ Meeting.

2. Details of the Extraordinary Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 23, 2021

(2)	Details of the matter resolved:

FIRST ITEM: Partial Amendments to the Articles of Incorporation

a. Transition to a company with three committees

The Company intends to make amendments to the Articles of Incorporation, including the establishment of new provisions concerning the Nominating Committee, Audit Committee, Compensation Committee, and Executive Officers, the deletion of provisions concerning Audit and Supervisory Committee Members and the Audit and Supervisory Committee, and other necessary amendments, with transition to a company with three committees.

b. Introduction of measures for providing reference materials, etc. for the general meeting of shareholders in an electronic format

The Company intends to make necessary amendments to the Articles of Incorporation with introducing measures for providing reference materials, etc. for the general meeting of shareholders in an electronic format.

c. Change in frequency of distributions of dividends

The Company intends to make necessary amendments to the Articles of Incorporation with changing the frequency of the distribution of dividends to twice a year (an interim and a year-end dividend).

d. Other general amendments

The Company intends to reorganize the article numbering to accommodate the newly established and deleted articles, as well as made other necessary amendments.

SECOND ITEM: Election of Eleven (11) Directors

Eleven(11) Directors is proposed to be elected: Messrs. Toshiaki Mikoshiba, Toshihiro Mibe, Seiji Kuraishi, Kohei Takeuchi, Ms. Asako Suzuki, Messrs. Masafumi Suzuki, Kunihiko Sakai, Fumiya Kokubu, Yoichiro Ogawa, Kazuhiro Higashi and Ms. Ryoko Nagata.

(3)	Number of affirmative votes, negative votes and abstentions in respect of the matter for resolution described above, requirements for the approval of such matter for resolution and results of voting:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Approved/ disapproved
FIRST ITEM	15,245,508	9,396	6,182	99.66%	Approved
SECOND ITEM
Toshiaki Mikoshiba	14,573,076	662,797	26,084	95.27%	Approved
Toshihiro Mibe	14,520,251	733,824	7,882	94.92%	Approved
Seiji Kuraishi	14,455,107	780,755	26,084	94.50%	Approved
Kohei Takeuchi	14,793,768	442,105	26,084	96.71%	Approved
Asako Suzuki	14,451,905	783,958	26,084	94.48%	Approved
Masafumi Suzuki	14,452,771	783,091	26,084	94.48%	Approved
Kunihiko Sakai	15,127,559	126,525	7,882	98.89%	Approved
Fumiya Kokubu	14,931,264	322,816	7,882	97.61%	Approved
Yoichiro Ogawa	15,112,232	141,854	7,882	98.79%	Approved
Kazuhiro Higashi	15,137,210	116,874	7,882	98.95%	Approved
Ryoko Nagata	15,238,124	15,962	7,882	99.61%	Approved

Notes:

(i)	The requirement for approval of each matter for resolution is as follows:

- For the First Item of the proposals, a majority vote of two-thirds (2/3) or more of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote.

- For the Second Item of the proposals, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote.

(ii)

The ratio of affirmative votes is the ratio of the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of votes by the shareholders present at the General Shareholders’ Meeting, through which approval was able to be ascertained for each of the proposals, against the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of voting rights of all the shareholders present at the General Shareholders’ Meeting.

(4)	Reasons for not including certain number of votes by shareholders present at the meeting in the number of votes mentioned above:

The aggregate number of (a) the voting rights exercised prior to the General Shareholders’ Meeting and (b) the votes by shareholders present at the General Shareholders’ Meeting, through which approval or disapproval was able to be ascertained for each of the proposals, was sufficient to meet the approval requirements and therefore the matter was duly resolved under the Companies Act. Accordingly, the numbers of votes by the shareholders present at the General Shareholders’ Meeting, but for which approval, disapproval or abstention for each proposal could not be confirmed, were not included in the numbers of affirmative votes/negative votes/abstentions mentioned in paragraph (3) above.